

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Elias Mark
Chief Financial Officer
Gambling.com Group Limited
22 Grenville Street
St. Helier, Channel Island of Jersey JE4 8PX

> **Re: Gambling.com Group Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-40634**

Dear Elias Mark:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services